UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Enochian Biosciences Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

29350E 104

(CUSIP Number)

William Anderson Wittekind

8581 Santa Monica Blvd. #317

West Hollywood, CA 90069

(424) 279-8792

with a copy to:

Patrick T. McCloskey

McCloskey Law PLLC

425 Madison Avenue, Suite 1700

New York, NY 10017

(646) 970.0611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29350E104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

William Anderson Wittekind

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of	7.	Sole Voting Power 6,429,824[1]
Shares Bene-
ficially by	8.	Shared Voting Power 12,526,552[2]
Owned by Each
Reporting	9.	Sole Dispositive Power 6,429,824[1]
Person With

10.	Shared Dispositive Power 12,526,552[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,956,376

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.0%[3]

14.	Type of Reporting Person (See Instructions) I

_____________________________

1 Consists of (a) 3,615,757 shares owned by Wittekind; (b) 1,313,499 shares owned by Weird Science LLC (“Weird Science”); (c) 633,921 shares owned by the William Anderson Wittekind 2020 Annuity Trust, a grantor retained annuity trust of which Wittekind is the sole trustee (the “Wittekind 2020 Annuity Trust”); (d) 450,568 shares owned by the Dybul 2020 Angel Annuity Trust, a grantor retained annuity trust of which Wittekind is the sole trustee (the “Dybul 2020 Annuity Trust”); (e) 50,000 shares owned by the Ty Mabry 2021 Annuity Trust, a grantor retained annuity trust of which Wittekind is sole trustee (the “Mabry 2021 Annuity Trust”); and (f) 366,079 shares owned by the William Anderson Wittekind 2021 Annuity Trust, a grantor retained annuity trust of which Wittekind is the sole trustee (the “Wittekind 2021 Annuity Trust” and, together with the Wittekind 2020 Annuity Trust, the Dybul 2020 Annuity Trust and the Mabry 2021 Annuity Trust, the “Trusts”). In his capacity as the sole manager of Weird Science, Wittekind has sole voting and sole dispositive power over the shares owned by Weird Science. In his capacity as the sole trustee of the Trusts, Wittekind has sole voting power and sole dispositive power over the shares owned by the Trusts. The 3,615,757 shares owned by Wittekind are held in a joint brokerage account with JPM Securities LLC (“JPM Securities”). On April 6, 2023, in The Estate of Gregory Davis et al. v. Serhat Daniel Gumrukcu (Civil Case No. 5:22-cv-123), the United States District Court for the District of Vermont (the “Vermont District Court”) issued an opinion and order that all certificates for shares held in the joint brokerage account be held by JPM Securities or, if elected by the plaintiffs in such case, the court’s clerk, until further order of the Vermont District Court. Wittekind is challenging the opinion and order.

2 Consists of (a) 88,121 shares owned by Wittekind and Serhat Gumrukcu, Wittekind’s spouse (“Gumrukcu”), as joint tenants with a right of survivorship (“JTWROS”) and (b) 12,438,431 shares owned by Gumrukcu, of which Wittekind shares voting power and dispositive power through a power of attorney dated June 24, 2022. The 88,121 shares owned by Wittekind and Gumrukcu as JTWROS and the 12,438,431 shares owned by Gumrukcu are held in the joint brokerage account with JPM Securities. On April 6, 2023, in The Estate of Gregory Davis et al. v. Serhat Daniel Gumrukcu (Civil Case No. 5:22-cv-123), the Vermont District Court issued an opinion and order that all certificates for shares held in the joint brokerage account be held by JPM Securities or, if elected by the plaintiffs in such case, the court’s clerk, until further order of the Vermont District Court. Wittekind is challenging the opinion and order.

3 Based upon 55,705,521 shares of common stock outstanding as of December 31, 2022 as disclosed in the issuer’s Form 10-Q filed with the Commission on March 9, 2023.

EXPLANATORY NOTE

This Amendment No. 12 amends the Schedule 13D filed by Weird Science LLC, a California limited liability company (“Weird Science”) and William Anderson Wittekind, a member and manager of Weird Science (“Wittekind”) with respect to the shares of common stock, par value $0.0001 per share (“Common Stock”) of Enochian Biosciences Inc. (the “Issuer”) received by Weird Science pursuant to that certain Agreement and Plan of Merger dated January 12, 2018 (the “Merger Agreement”) by and among the Issuer (then known as DanDrit BioTech USA, Inc.), DanDrit Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Merger Sub”), Enochian Biopharma, Inc., a Delaware corporation (“Target”), and Weird Science, in its capacity as the majority stockholder of the Target, as amended by Amendment No. 1, Amendment No. 2, Amendment 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and Amendment No. 11 thereto. Wittekind is the sole reporting person under this Amendment No. 12 (the “Reporting Person”).

Capitalized terms used but not defined in this Amendment No. 12 have the meanings given to such terms in the initial Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and Amendment No. 11 thereto.

Item 1	Security and Issuer

The address of the principal executive offices of the Issuer is 1927 Paseo Rancho Castilla, Los Angeles, CA 90032.

Item 5.	Interests in Securities of the Issuer

(a)-(b) The information in Items 7-11 and Item 13 of the cover page of this Amendment No. 12, including the accompanying footnotes, is hereby incorporated by reference into this Item 5.

(c)       None.

(d)      Not applicable.

(e)      Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Expiration of 10b5-1 Sales Plan

On October 31, 2022 the 10b-5 Sales Plan expired and is of no further force or effect. There were no sales of Common Stock under the 10b5-1 Sales Plan.

Vermont civil action and the writ of attachment

On November 25, 2022 Wittekind filed an emergency motion to intervene in Estate of Gregory Davis and Melissa Davis v. Serhat Daniel Gumrukcu, (Civil Case No. 5:22-cv-0123-gwc)) (the “Vermont Civil Action”) for the limited purpose of seeking clarification regarding the definition of Gumrukcu’s shares as set forth in the ex parte writ of attachment issued by the Vermont District Court July 7, 2022 and specifically that the definition does not include the shares of Common Stock registered in Wittekind’s name only.

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On January 26, 2023, the plaintiffs in the Vermont Civil Action filed a motion to amend the complaint to add Wittekind, SG&AW Holdings, LLC (“SG&AW”) and GTB Holdings, LLC, both California limited liability companies, as defendants and to add claims against them and Gumrukcu alleging a voidable transfer of Gumrukcu’s interest in SG&AW. The amended complaint sought to enjoin Gumrukcu and Wittekind from withdrawing, taking delivery, selling or encumbering the contents of a JPM Brokerage Account, which includes the certificates representing the 12,438,431 shares of Common Stock owned by Gumrukcu, the certificates representing the 3,615,757 shares of Common Stock owned by Wittekind and the certificate representing the 88,121 shares of Common Stock owned by Gumrukcu and Wittekind as JTWROS.

On April 6, 2023 the Vermont District Court issued an opinion and order granting the plaintiffs’ motion to amend the complaint, without prejudice to the defendants’ right to file an appropriate motion to challenge the plausibility of the voidable transfer claim. The opinion ordered that all certificates representing shares of Common Stock in the JPM Brokerage Account be held by JPM Securities or, at the election of the plaintiffs, the court clerk, pending further order of the Vermont District Court.

On April 13, 2023 the plaintiffs in the Vermont Civil Action filed a proposed order of approval of a writ of attachment that included (i) all of Gumrukcu’s shares of Common Stock, including but not limited to the shares held in the JPM Brokerage Account; and (ii) all of Wittekind’s shares of Common Stock held in the JPM Brokerage Account.

On April 20, 2023 Wittekind filed a response to the plaintiffs’ proposed order, objecting to the inclusion of the 3,615,757 shares of Common Stock in the writ of attachment.

On April 21, 2023 the Vermont District Court issued an order allowing the plaintiffs to submit an amended motion for a writ of attachment, the defendants to respond, and a hearing to be held concerning the basis for the proposed attachment of property owned in common by Gumrukcu and Wittekind or held in Wittekind’s name only.

On May 1, 2023, plaintiffs filed an amended motion for writ of attachment. Wittekind disputes the basis of the motion and intends to oppose it, challenging any attachment of his shares of Common Stock and seeking return of the certificates representing such shares. Plaintiffs’ motion is pending.

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Issuer’s breaches of the Investor Rights Agreement

As disclosed in the Issuer's Form 10-K filed with the Commission on February 27, 2023 and its Form 10-Qs filed with the Commission on March 7, 2023, March 9, 2023 and May 12, 2023, on December 28, 2022 legal counsel to Weird Science, Wittekind and the Trusts notified the Issuer's legal counsel in writing that the Issuer breached the Investor Rights Agreement by failing to provide the requisite 30 days' advance written piggyback notice for the Form S-3 Registration Statements filed by the Issuer on July 13, 2020 (Registration No. 333-239837) and February 22, 2022 (Registration No. 333-262673). Such written notice also stated that Weird Science, Wittekind, the Trusts and others were deprived of their contractual right to resell all or any portion of their shares in the public market, and sought damages on behalf of Weird Science, Wittekind and the Trusts.

In a response letter dated January 11, 2023 the Issuer’s legal counsel denied that the Issuer breached the Investor Rights Agreement.

Wittekind plans to take legal action, and plans to cause Weird Science and the Trusts to take legal action, against the Issuer and possibly others with respect to the aforementioned breaches of the Investor Rights Agreement and any other breaches that are discovered.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 12 is true, complete and correct.

Date: May 19, 2023

/s/ William Anderson Wittekind
WILLIAM ANDERSON WITTEKIND

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